Exhibit 99.1

Check-Cap Announces Presentation of Clinical Data Demonstrating Safety and
Detection of Polyps Using Preparation-Free Colorectal Cancer Screening Capsule

 - Data presented at the American College of Gastroenterology Annual Scientific Meeting and the
United European Gastroenterology Week -

ISFIYA, Israel, October 18, 2016 - Check-Cap Ltd. (Nasdaq:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced additional clinical data on the Company’s minimally-invasive system was presented at the American College of Gastroenterology (ACG) Annual Scientific Meeting taking place October 14-19 in Las Vegas, and at the United European Gastroenterology Week (UEGW) taking place October 15-19 in Vienna.

During ACG, a video abstract entitled “A Preparation-Free X-Ray Imaging Capsule for Colon Cancer Screening” presented case studies on the use of the system in three patients enrolled in the Company’s ongoing clinical feasibility study. Clinical review showed the system’s viewing modes to examine the inner surface of colon segments in order to identify and locate flat sessile and pedunculated polyps that were confirmed by optical colonoscopy.

“Although colorectal cancer is the second leading cause of cancer deaths in the U.S., rigorous evidence suggests that better screening adherence can lead to significantly improved survival rates,” said study presenter Seth A. Gross, M.D., Associate Professor and Chief of Gastroenterology at Tisch Hospital, NYU Langone Medical Center. “These data reinforce previous findings that a non-invasive, preparation-free alternative to traditional optical colonoscopy may be a safe and effective alternative for the significant portion of the population who do not currently undergo routine screening evaluation.”

A poster presentation at UEGW entitled “A Novel Preparation-Free X-Ray Imaging Capsule for Colon Cancer Screening: Correlation between Capsule and Colonoscopic Clinical Findings” provided an update on preliminary data from the Company’s ongoing clinical feasibility study evaluating the Check-Cap system in 66 volunteers aged 41-74 years. The study tracked the entire passage of the capsule through the alimentary tract using radio frequency telemetry and Check-Cap’s proprietary capsule position tracking system. Findings from the study demonstrated the capability of the system to identify polyps and provide segmental location and morphology information, as confirmed by colonoscopy. All capsules were swallowed naturally without adverse events and excreted after an average transit time of 62 hours. Enrolled subjects were exposed to ultra-low doses of radiation with an average total exposure of 0.06 ± 0.04 mSv. While colonic polyps were clearly identified and reconstructed by the system, the efficacy of this colon screening modality will be further evaluated in planned multi-center studies.

Check-Cap anticipates submitting data from this study for CE Marking in the first half of 2017 and initiating a U.S. pivotal trial in 2018.

“While the benefits of colorectal cancer screening are well documented in clinical literature and re-enforced in screening guidelines, there are several significant barriers, including resistance to bowel preparation, that continue to deter many of the average-risk population,” said Bill Densel, CEO of Check-Cap. “We are developing the Check-Cap system to offer an alternative modality that may help increase screening rates by addressing the perceived drawbacks of existing methodologies that may serve as obstacles to screening for a significant segment of the population.”

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing the world’s first ingestible capsule system for preparation-free, minimally-invasive colorectal cancer screening.

The capsule utilizes innovative ultra-low dose X-ray and wireless communication technologies to scan the inside of the colon as it moves naturally, while the patient follows his or her normal daily routine.   After passage, the system generates a 3D map of the inner surface of the colon which enables detection of polyps and cancer.  Designed to increase the willingness of individuals to participate in recommended colorectal cancer screening, the Check-Cap system addresses many frequently-cited barriers, including laxative bowel preparation, invasiveness, and sedation. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

# # #
CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com
Vivian Cervantes
PCG Advisory
212-554-5482
vivian@pcgadvisory.com

Media
Erich Sandoval
Lazar Partners Ltd.
917-497-2867
esandoval@lazarpartners.com